大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

RECEIVED
2005 SEP 22

Our ref: ANN2005/UOB2005/UOB-A28/sc/atl

8 September 2005

File No. 82-2947

05011388

Securities & Exchange Commi
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

MERGER OF BANK OF ASIA AND UOB RADANASIN - UPDATE

We enclose a copy of our announcement dated 8 September 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

PROCESSED
SEP 22 2005
THOMSON
FINANCIAL

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

MERGER OF BANK OF ASIA AND UOB RADANASIN - UPDATE

Singapore, 8 September 2005 **-** United Overseas Bank Limited ("UOB") is pleased to announce that the Thai Ministry of Finance has approved the proposed merger of UOB's two banking subsidiaries, Bank of Asia Public Company Limited ("BOA") and UOB Radanasin Bank Public Company Limited ("UOB Radanasin"). Following receipt of the approval:-

1. UOB will proceed to complete its acquisition of approximately 16.22% interest in UOB Radanasin from The Financial Institutions Development Fund at THB 14.16 per share;

2. UOB has made a conditional offer to undertake a delisting tender offer for the remaining 0.01% shares in UOB Radanasin not held by it at THB 14.16 per share;

3. Upon completion of the delisting tender offer:-

    (a) UOB Radanasin will be delisted, subject to regulatory and shareholders' approval;

    (b) UOB proposes to sell its entire stake (approximately 100%) of the shares it holds in UOB Radanasin to BOA at THB 13 per share; and

    (c) UOB Radanasin proposes to transfer its business to BOA;

4. BOA proposes to pay cash for the acquisition of the UOB Radanasin shares and proposes to undertake a rights issue or take a bridging loan from UOB to finance the acquisition;

5. Following the merger:-

    (a) UOB Radanasin will be liquidated, subject to shareholders' and regulatory approval; and

    (b) BOA proposes to change its name to "United Overseas Bank (Thai) Public Company Limited".

The announcements of BOA and UOB Radanasin on the proposed merger are attached for information.

Mrs Vivien Chan
Company Secretary

Ref. Lor. Tor. Tor. 057/2005 7 September 2005

Subject : Report on Status of Merger Project of BOA and UOBR and resolution of the Board of Directors

To : President of the Stock Exchange of Thailand (the "SET")

Enclosure : 1. Capital Increase Form
2. Disclosure of Information regarding Acquisition and Disposition of Assets and the Connected Transaction

The Board of Directors of Bank of Asia Public Company Limited (BOA) held a meeting on 7 September 2005 and resolved the following significant matters:

1. Acknowledged the formal approval by the Ministry of Finance (MOF) under Section 38 quarter of the Commercial Banking Act, as announced in the Government Gazette on 7 September 2005, of the Project for Combination and Business Transfer (the "Merger Project") of Bank of Asia Public Company Limited ("BOA") and UOB Radanasin Bank Public Company Limited ("UOBR") submitted on 26 July 2005.

This Project differed from the earlier Merger Plan submitted to the Bank of Thailand in November 2004, as the process by which BOA would acquire the UOBR shares held by United Overseas Bank Limited (UOB) had changed from a share-for-share exchange with UOB to a cash purchase, which BOA would finance through an increase in its share capital by offering new shares to its existing shareholders pro-rata to their existing shareholdings ("Rights Issue"). If, as expected, the Rights Issue is completed before the acquisition, the proceeds of the Rights Issue would be used to pay in cash for BOA's acquisition of all the UOBR shares owned by UOB. If BOA foresees that there may be any delay in relation to the Rights Issue, UOB may first advance a bridging loan to BOA at a market interest rate to finance the cash consideration payable by BOA to acquire all the shares that UOB holds in UOBR and BOA would subsequently use the proceeds of the Rights Issue to repay the bridging loan. (Nevertheless, the use of bridging loan is unlikely to happen under the current situation.)

The Board is now required to convene a shareholders' meeting to consider and approve the combination of BOA and UOBR under the Merger Project.

2. Approved the closing date of the shareholder register book to attend the Extraordinary General Meeting and to fix the record date for the right to subscribe for new issued shares of BOA from 12.00 noon on 14 September 2005 until the Extraordinary General Meeting No. 1/2005 is adjourned.

3. Approved the acquisition of all shares in UOBR held by UOB after the effective delisting of UOBR at the cash price of Baht 13 per share and recommend that the shareholders approve such transaction at the Extraordinary General Meeting No. 1/2005, as a Connected Transaction and a Class 2 Transaction under the SET's Rules.

4. Ratified the appointment of Intel Vision Securities Public Company Limited as Independent Financial Advisor of BOA to give an opinion on the acquisition and disposal of assets, reasonableness and benefits of the transaction, the fairness of the price, and other responsibilities as required by law for the transactions under the Merger Project.

5. The Extraordinary General Meeting No. 1/2005 will be held on 28 September 2005 at 10.00 hours at Grand Ballroom 3, the Shangrila Hotel, 89 Soi Wat Suanplu, New Road, Bangkok.

6. Agenda for the Extraordinary General Meeting No.1/2005 will be as follows:

1) Consider and adopt the minutes of the Ordinary General Meeting No.13 held on 22 April 2005.
2) Consider and approve the combination of BOA and UOBR in accordance with the Project for combination and business transfer approved by the Ministry of Finance.
3) Consider and approve the acquisition of shares in UOBR held by UOB and entering into a Connected Transaction under the SET's Rules after the effective delisting of UOBR.
4) Consider and approve the acquisition of all assets and assumption of all liabilities of UOBR by entering into a business transfer agreement with UOBR after completion of the acquisition of all shares in UOBR held by UOB.
5) Consider and approve a reduction of the registered capital from THB 53,828,445,200 to THB 50,954,467,130 by writing-down the registered shares which have not yet been issued, and amendment of Clause 4 of the Memorandum of Association with respect to the registered capital so as to conform to the reduction of the registered capital.
6) Consider and approve an increase of the registered capital from THB 50,954,467,130 to THB 82,170,621,660 through an issuance of 3,121,615,453 new ordinary shares and amendment of Clause 4 of the Memorandum of Association with respect to the registered capital so as to conform to the increase of the registered capital.
7) Consider and approve the allocation of 3,121,615,453 new ordinary shares with a par value of THB 10 for offering for sale to the shareholders pro rate to their shareholding at a ratio of 1 existing : 0.6126 new share at THB 5.35 per share.
8) Consider and approve changing in the name of Bank of Asia Public Company Limited to United Overseas Bank (Thai) Public Company Limited and amend Clause 1 of the Memorandum of Association and Articles 1, 2 and 53 of the Articles of Association so as to conform to the change of the name of BOA.

9) Consider and approve an increase in the number of Board of Directors and propose a new director and authorized director.

10) Other matters (if any)

Please be informed accordingly.

Yours faithfully,

(Wong Kim Choong)
President and CEO

ธนาคารยูโอบี รัตนสิน UOB RADANASIN BANK 大華滙商銀行
(A MEMBER OF THE UNITED OVERSEAS BANK GROUP)

UOB RADANASIN BANK Pcl.
690 Sukhumvit Road, Klongton,
Klongtoey, Bangkok 10110 Thailand
Telephone : +66(0) 2260-0090
Facsimile : +66(0) 2260-5310-11
www.uob-radanasin.co.th
Registration No.Pcl 434

บมจ.ธนาคารยูโอบี รัตนสิน
690 ถนนสุขุมวิท แขวงคลองตัน
เขตคลองเตย กรุงเทพฯ 10110
โทรศัพท์ : 0-2260-0090
โทรสาร : 0-2260-5310-11
www.uob-radanasin.co.th
ทะเบียนเลขที่ บมจ. 434

Translation

No.LorBor.046/2005

7 September 2005

To : The President
Stock Exchange of Thailand ("SET ")

Re: Board of Directors Meeting Relating to Merger Plan Between Bank of Asia ("BOA") and UOB Radanasin Bank ("Bank")

Enclosure: Form of Report on Delisting of Shares (Form 10-6)

The Board of Directors of the Bank at its meeting No.4/2005 held on 7 September 2005, considered and resolved the following significant matters :-

1. Acknowledged the formal approval by the Ministry of Finance ("MOF"), under Section 38 quarter of the Commercial Banking Act B.E.2505, as announced in the Government Gazette on 7 September 2005 of the Project for Combination and Business Transfer between BOA and the Bank submitted on 27 July 2005 ("Merger Project");

2. Acknowledged the letter dated 7 September 2005 received from United Overseas Bank Limited ("UOB"), the Bank's major and controlling shareholder, offering to make a delisting tender offer to purchase all shares held by other shareholders of the Bank at THB 14.16 per share for the purpose of delisting the Bank from the SET. The offer is subject to certain conditions including approval from shareholders of the Bank and the SET;

3. Approved the convening of an Extraordinary General Meeting ("EGM") on 28 September 2005 at 10.00 a.m. on 22nd Floor, UOBR Building, 690 Sukhumvit Road, Bangkok 10110 for shareholders to consider and approve the following agenda :-

   (1) Minutes of Ordinary General Meeting of shareholders held on 22 April 2005;
   (2) Merger Project as approved by the MOF;
   (3) Voluntary delisting of the Bank from SET in connection with the tender offer from UOB;

(4) Transfer of all Bank assets to and assumption of all Bank liabilities by BOA by entering into a Business Transfer Agreement with BOA after the effective delisting of the Bank and the completion of BOA's acquisition of the shares held by UOB in the Bank ;

(5) Other matters, if any.

The Board of Directors of the Bank had also approved the appointment of Seamico Securities Public Company Limited as Independent Financial Advisor to minority shareholders in connection with the voluntary delisting of the Bank.

4. Approved the closure of the Shareholder Register from 12.00 noon on 14 September 2005 until the EGM is adjourned;

5. Approved a Presentation to be made to Bank shareholders and general investors pertaining to the voluntary delisting of the Bank from SET on 20 September 2005 at 10 a.m. on 22nd Floor, UOBR Building, 690 Sukhumvit Road, Bangkok 10110.

Please be informed accordingly.

Yours sincerely

Gan Hui Beng

Gan Hui Beng
Managing Director & CEO